Filed by The J. M. Smucker Company
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: The Procter & Gamble Company
Commission File No.: 001-00434
June 17, 2008
To All Smucker Salaried Employees:
The enthusiasm you’ve shown for the Folgers business since announcement has been overwhelming. We could not be more pleased with the response from all of our constituents about merging Folgers into the Smucker Company, and we look forward to an exciting future of unlimited possibilities for our Company and every individual.
On announcement day, we told both Smucker employees and Folgers employees that in the coming weeks and months we would be “listening and learning.” As we get to know the Folgers business and employees, we are committed to sharing information with you about the Coffee SBA, progress toward closing the transaction in the 4th Quarter of 2008, and integration activities.
There has been a lot of activity over the past 10 days and we want to share the highlights of our progress with you.
Folgers Cincinnati Employee Communications
We met with Folgers employees in Cincinnati on announcement day. As expected, the news that Smucker had reached an agreement to merge Folgers into the Smucker Company came as a surprise to employees. We spent several hours in Cincinnati talking with employees about our Company’s Basic Beliefs and Vision, and the strategic rationale for the Folgers transaction. We also toured the office and met employees individually. While it will take a number of months to answer the many questions Folgers employees have about the future, we have started the dialogue and have committed to openly communicate information just as we do with our current employees.
Folgers Plant Employee Communications
Last week, along with Vince Byrd and Wayne Braswell, we conducted employee communication meetings at the Folgers plant locations in New Orleans, LA (including the Gentilly site, Chef facility and Silo operations); Kansas City, MO; and Sherman, TX. Wayne Braswell, Director, Peanut Butter Operations, joined Smucker from P&G as part of the Jif & Crisco acquisition and spent time in the coffee plants during his P&G career. Wayne’s familiarity with the coffee operations has been instrumental in helping us understand the business.
Employees at all locations were extremely welcoming and we had a first-hand opportunity during the facility tours to witness their passion for the Folgers business. After meeting these talented people, it is clear that much of the credit for Folgers’ outstanding reputation should be given to them.
These visits were the beginning of an interesting and productive dialogue, and we look forward to continuing to listen and learn about the business and the operations from the Folgers plant employees.

Transition Planning
Last week we started to meet the Folgers management team to discuss the future. In an effort to begin the learning process and move forward with a sense of urgency, three key meetings were held in Cincinnati:
•	Transition Start-Up Objective was to identify transition/integration teams and define next steps to begin the integration process.

•	Human Resources Objective was to learn more about the 1,250 Folgers employees and Folgers’ human resource programs and practices.

•	Business and Folgers Company Overview Objective was to understand the Folgers business and organization directly from the management team.
Out of respect for the Folgers team that is just beginning to learn about this new direction, a smaller group has participated in the start-up activities to date. We know that many of you are anxious to learn more about the Folgers business, integration, and your role. We will share more details on next steps shortly.
Approval Process
As you know, the transaction will require approval from the Securities and Exchange Commission (SEC), Federal Trade Commission (FTC), and Smucker shareholders. Work is also underway to begin these approval processes.
Integration Executive Sponsors
As some of you know, we have asked Vince Byrd, President, Coffee Strategic Business Area, and Barry Dunaway, Senior Vice President, Corporate and Organization Development, to serve as executive sponsors for the Folgers transition and ensure the overall success of the integration.
Vince will lead efforts to learn the Folgers business and define the strategy and organization for the Coffee and Sales organizations post-close. Barry will ensure that we successfully close the transaction during the 4th quarter of 2008 and will lead all integration activities from a Corporate perspective.
Integration Leaders
Jill Penrose and Pete Vitarisi will support Barry and Vince in Integration Leadership roles. Jill will focus on integration activities from a corporate perspective, including project management and change management/communications. Pete will lead all Folgers HR/employee-related integration activities.
Vince, Barry, Jill and Pete will share information on our progress in the coming months. In the interim, we thank you for embracing this exciting new opportunity and for your continued focus on your respective areas.
Sincerely,

Additional Information
In connection with the proposed transaction between Smucker and P&G, Smucker will file a registration statement on Form S-4 with the U. S. Securities and Exchange Commission (“SEC”) registering the common shares to be issued to P&G shareholders in connection with the Folgers transaction and will also file a proxy statement with the SEC that will be sent to the shareholders of Smucker. Shareholders are urged to read the proxy statement and the prospectus included in the registration statement and any other relevant documents when they become available, because they will contain important information about Smucker, Folgers and the proposed transaction. The proxy statement, prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents (when they are available) can also be obtained free of charge from Smucker upon written request to The J. M. Smucker Company, Shareholder Relations, Strawberry Lane, Orrville, Ohio 44667 or by calling (330) 684-3838, or from P&G upon written request to The Procter and Gamble Company, Shareholder Services Department, P.O. Box 5572, Cincinnati, Ohio 45201-5572 or by calling (800) 742-6253.
This communication is not a solicitation of a proxy from any security holder of Smucker. However, P&G, Smucker and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of The J. M. Smucker Company may be found in its 2007 Annual Report on Form 10-K filed with the SEC on June 26, 2007, and its definitive proxy statement relating to its 2007 Annual Meeting of Shareholders filed with the SEC on July 9, 2007. Information about the directors and executive officers of The Procter & Gamble Company may be found in its 2007 Annual Report on Form 10-K filed with the SEC on August 28, 2007, and its definitive proxy statement relating to its 2007 Annual Meeting of Shareholders filed with the SEC on August 28, 2007.